[redacted]

SECURITIES AN

08029600

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SEC FILE NUMBER
8 - 67349

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2006 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLD BRIDGE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SPEAR STREET, SUITE 1600
(No. and Street)

SAN FRANCISCO	CALIFORNIA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIRK ANDERSON — (415) 227-9890
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name -- *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR	SAN FRANCISCO	CALIFORNIA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, KIRK ANDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLD BRIDGE CAPITAL, LLC, as of FEBRUARY 29, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER
Title

— See attached —
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ~~________________________________~~
2 ~~________________________________~~
3 ~~________________________________~~
4 ~~________________________________~~
5 ~~________________________________~~
6 ~~________________________________~~

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of — San Francisco —

Subscribed and sworn to (or affirmed) before me on this

—19— day of —March—, 20 08, by
Date / Month / Year

(1) — Kirk Anderson —,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (/

~~(and~~

(2) ~~________________~~
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.~~)

Signature [signature]
Signature of Notary Public

KRISTEN OSTRO
COMM. #1762439
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Aug. 19, 2011
PC01

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: —Annual Audited Report— —Form X-17A-5— Part III—

Document Date: ________ Number of Pages: 2

Signer(s) Other Than Named Above: ~~________~~

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

GOLD BRIDGE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	61,592
Accounts receivable		1,666,903
Property and equipment, net		36,287
Security deposits		55,370
Other assets		18,034
	$	1,838,186
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	46,278
Members' equity		1,791,908
	$	1,838,186

END

See accompanying notes to financial statements.